SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated February 13, 2006 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated February 13, 2006, the Company filed the report for the six-month period ended on December 31, 2005 requested by Section 63 of the Regulations of the Bolsa de Comercio de Buenos Aires. The result of such six-month period reflects:

IRSA Inversiones y Representaciones Sociedad Anónima

December 31, 2005 and 2004

1. Period Result

(six month period ended on December 31, 2005 and 2004):

	In thousands of $
	12/31/05	12/31/04
Ordinary	28,986	56,760
Extraordinary	—	—
Period Profit	28,986	56,760

2. Net Assets Composition:

Subscribed Capital	368,448	261,520
Treasure shares	—	—
Integral adjustment of capital	274,387	274,387
Integral adjustment treasure shares	—	—
Premium on shares	610,088	606,747
Legal Reserve	19,447	19,447
Retained earnings	28,986	(121,528)

Total Net Assets	1,301,356	1,040,573

At the moment of the end of the Financial Statements period the authorized capital of the Company was $368,447,883.- Its share composition is divided in 368,447,883 of non endorsable registered common stock of face value one peso ($1) each, and with right to 1 vote each, which are not hold by shareholders or groups of control.

On November 2002, the Company issued Convertible Notes with warrants to buy additional shares. If all the holder of Company’s Convertible Notes exercised at the end of the period its conversion right the amount of shares would rise to 473,000,171; and if all the Company’s shareholders exercise their warrants, the amount of shares would rise to 578,971,677.

We can remark the following activities during the period:

•	The operative result increased a 44.3%, going from Ps. 59.3 millions on December 31, 2004 to Ps .85.6 millions on December 31, 2005. The EBITDA was of Ps. 126.0 millions, 32.5% over the same period of the last year.

•	The occupation level of our offices is continuously growing, rising to 92% during the fist six months of the fiscal year 2006, in comparison with the 85% registered on the same period of the last fiscal year.

•	The profits of the hotels registered an important increase. The occupation rate grows quickly, rising to 79.6%, in comparison with the 77% registered on the same period of the last fiscal year. The average tariff also increases growing from Ps. 314 to Ps. 357.

•	Because of the dynamism of the segment ACT, we are evaluating several projects to develop. Furthermore, we continue with the projects of Cruceros Dique 2, Torres Renoir, San Martin de Tours, Emprendimiento El Encuentro and Laguna Azul.

•	The operative result of APSA was a 75.8% superior to the one obtained during the same period of last year, reaching Ps. 73.7 million. The EBITDA increase a 45.2% rising to Ps. 105.3 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 13, 2006